FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number:  1-15238

For the month of October 2002.
Total number of pages: 5.
The exhibit index is located on page 2.

NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __

No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

  Page Number

           3

1.

Press release of October 23, 2002 regarding the revision of

   consolidated and non-consolidated financial forecasts for the half-year ended September 30, 2002 (Japanese GAAP)

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp

Released on October 23, 2002, in Kyoto, Japan

NIDEC CORPORATION TO REVISE CONSOLIDATED AND NON-CONSOLIDATED  FINANCIAL FORECASTS FOR HALF-YEAR ENDED SEPTEMBER 30, 2002 (JAPANESE GAAP).

Nidec Corporation today announces that it is revising its consolidated and non-consolidated financial forecasts for the half-year ended September 30, 2002 as shown below.

1.

Revised consolidated financial forecasts for the half-year ended September 30, 2002

  (Japanese GAAP).

 (From April 1, 2002 to September 30, 2002)                           (millions of yen)

	Half-year ended September 30, 2002			Half-year ended September 30, 2001
	Revised forecasts	Previous forecasts (As of May 7, 2002)	change
Net sales	146,000	145,000	0.7%	135,174
Operating income	10,000	9,000	11.1%	6,190
Recurring income	6,000	8,500	-29.4%	5,041
Net income	2,500	4,000	-37.5%	1,014

2.

Revised non-consolidated financial forecasts for the half-year ended September 30, 2002

  (Japanese GAAP).

 (From April 1, 2002 to September 30, 2002)                          (millions of yen)

	Half-year ended September 30, 2002			Half-year ended September 30, 2001
	Revised forecasts	Previous forecasts (As of May 7, 2002)	change
Net sales	66,000	62,500	5.6%	53,202
Operating income	2,400	1,700	41.2%	875
Recurring income	4,000	4,500	-11.1%	3,805
Net income	2,800	3,500	-20.0%	2,557

- continued on next page -

3. Reasons for revision

  Consolidated and non-consolidated sales and operating income for the half-year ended September 30, 2002 are expected to exceed our initial forecast announced on May 7, 2002. However, we recorded a net foreign exchange loss of approximately \1,900 million on a non-consolidated basis, and \3,300 million on a consolidated basis for the half-year ended September 30, 2002. The loss is principally due to the appreciation of the yen against the U.S. dollar which eroded the yen value of our net foreign currency denominated assets.

 Forward Looking Statements

This press release contains forward-looking statements including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: October 24, 2002

By:  /S/ Hiroshi Toriba

Senior Director, Investor Relations and Corporate Planning

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